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               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549


                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                         Amendment No. 6


                       MYCOGEN CORPORATION
                    (NAME OF SUBJECT COMPANY)


Common Stock, par value $.001 per share (Including the Associated
                             Rights)
                 (TITLE OF CLASS OF SECURITIES)

                           628452 10 4
                         (CUSIP Number)


John Scriven          J. Pedro Reinhard    Louis W. Pribila
Vice President,       President            Vice President,
General Counsel and   Rofan Services Inc.  Secretary
Secretary             2030 Dow Center      and General Counsel
The Dow Chemical      Midland, MI  48674   DowElanco
Company               (517)636-1000        9330 Zionsville Road
2030 Dow Center                            Indianapolis, IN  46268
Midland, MI  48674                         (317)337-3000
(517)636-1000

         (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                          April 1, 1997
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ].


Check the following box if a fee is being paid with this statement [ ].
                      CUSIP No. 628452 10 4


1)  Name of Reporting Person     The Dow Chemical Company
    and its I.R.S.               I.R.S. Identification No.
    Identification No.           38-1285128

                                 Rofan Services Inc.
                                 I.R.S. Identification No.
                                 38-2853855

                                 DowElanco
                                 I.R.S. Identification No.
                                 35-1781118



2)  Check the Appropriate Box    (a)     [    ]
    if a Member of a Group       (b)     [    ]


3)  SEC Use Only


4)  Source of Funds              WC



5)  Check Box if Disclosure of
    Legal Proceedings is Required      [    ]
    Pursuant to Items 2(d) or 2(e)


6)  Citizenship or Place of      The Dow Chemical Company - Delaware
    Organization                 Rofan Services Inc. - Delaware
                                 DowElanco - Indiana


Number    7) Sole Voting Power   17,391,502
of        _____________________  _______________________________
Shares    8) Shared Voting       0
Benefici     Power
ally      _____________________  _______________________________
Owned by  9) Sole Dispositive    17,391,502
Each         Power
Reportin  _____________________  _______________________________
g Person  10) Shared              0
With          Dispositive Power


11) Aggregate Amount
    Beneficially owned by Each
    Reporting Person as of       17,391,502
    April 10, 1997

12) Check Box if the Aggregate
    Amount in Row (11) Excludes  [    ]
    Certain Shares

13) Percent of Class
    Represented by Amount in     56.3%
    Row (11)

14) Type of Reporting Person

    The Dow Chemical Company     CO
    Rofan Services Inc.          CO
    DowElanco                    PN


       This Amendment No. 6 is being filed to note the acquisition of 400,000 shares of the Issuer's Common Stock acquired from Kubota Corporation on April 1, 1997, pursuant to a Stock Purchase Agreement referred to in Amendment No. 5. It amends the original Schedule 13D filed by the reporting persons on January 25, 1996, as amended by Amendment No. 1 filed on February 27, 1996, Amendment No. 2 filed on June 7, 1996, Amendment No. 3 filed on December 4, 1996, Amendment No. 4 filed on January 30, 1997, and Amendment No. 5 filed on March 13, 1997 (the "Schedule 13D"). All defined terms used but not otherwise defined herein have the meanings assigned to those terms in the
Schedule 13D.

Item 3.       Source and Amount of Funds or Other Consideration.

       Item 3 is hereby amended by adding the following paragraph to the end thereof.

       DowElanco obtained the funds required to effect the transactions reported in Amendment No. 6 to Schedule 13D from working capital and other internal sources.

Item 4.       Purpose of Transaction.

       Part (a) of this Item 4 is hereby amended by adding the following information to the end thereof.

       (a)  Since the filing of Amendment No. 5 to the Schedule
13D, DowElanco has purchased a number of shares in open market transactions. Those transactions are summarized in the following table:

                 Shares of
         Date   Common Stock   Price/Share     Total Price

     3/13/97       5,000         $27.000     $135,000.00
     3/18/97      10,000          27.000      270,000.00
     3/19/97      50,000          26.687    1,334,375.00
     3/20/97      10,000          26.425      264,250.00
     3/21/97      10,000          26.250      262,500.00

On April 1, 1997, DowElanco completed its purchase of 400,000 shares of Common Stock from Kubota Corporation.

Item 5.       Interest in Securities of the Issuer.

       Parts (a), (b), (d) and (e) of this Item 5 are hereby amended in their entirety by replacing such sections with the indicated texts. Part (c) of Item 5 is hereby amended by adding the noted text to the end thereof.

       (a) DowElanco owns, and TDCC and Rofan indirectly own, an aggregate of 17,391,502 shares of Common Stock which represent approximately 56.3% of the total outstanding shares of Common
Stock.

       (b) DowElanco has, and TDCC and Rofan indirectly have, the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of such 17,391,502 shares of Common Stock.

       (c) Since the filing of Amendment No. 5 to Schedule 13D, DowElanco has purchased 85,000 shares of Common Stock in open market transactions for an aggregate purchase price of $2,266,125 and 400,000 shares of Common Stock in a private transaction with Kubota for an aggregate purchase price of $10,419,600.

       (d) None of TDCC, Rofan, DowElanco or their respective affiliates is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any shares of Common Stock other than, the 17,391,502 shares of Common Stock acquired by DowElanco.

      (e)    Not applicable.

                            SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April _____, 1997

          THE DOW CHEMICAL COMPANY

          By:
          Name:  G. Michael Lynch
          Title:    Vice President and Controller


          ROFAN SERVICES INC.

          By:
          Name:  J. Pedro Reinhard
          Title:    President


          DOWELANCO

          By:
          Name:  Louis W. Pribila
          Title:    Vice President, Secretary and General Counsel